                                                       -------------------------
                                                              OMB APPROVAL
                                                       -------------------------
                                                       OMB Number:     3235-0145
                                                       Expires: October 31, 1994
                                                       Estimated average burden
                                                       hours per response..14.90
                                                       -------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934




                              UNIONBANCORP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  908908-106
           --------------------------------------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2/92)                     1 of 6

--------------------                                           -----------------
CUSIP NO. 908908-106                  13G                      PAGE 2 OF 7 PAGES
--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        UnionBank, Streator, Illinois

--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        Illinois state bank
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER

                                 9,000
       NUMBER OF          ------------------------------------------------------
        SHARES              6    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                    442,467
       REPORTING          ------------------------------------------------------
        PERSON              7    SOLE DISPOSITIVE POWER
         WITH
                                 9,000
                          ------------------------------------------------------
                            8    SHARED DISPOSITIVE POWER

                                 None
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        540,225
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        13.1%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*

        BK
--------------------------------------------------------------------------------


                                     2 of 6

                      *SEE INSTRUCTION BEFORE FILLING OUT!

           STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G

         This schedule 13G is being filed as a result of the Issuer's Common Stock being registered on Form 8-A with the Securities and Exchange Commission on September 30, 1996 (SEC File No. 1-12113) in connection with the Issuer's initial public offering.

ITEM 1.

      (a)     NAME OF ISSUER

              UnionBancorp, Inc.

      (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              122 West Madison Street
              Ottawa, Illinois 61350

ITEM 2.

      (a)     NAME OF PERSON FILING
              UnionBank
      (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE 201 E. Main Street
              Streator, Illinois 61364
      (c)     CITIZENSHIP
              An Illinois state bank
      (d)     TITLE OF CLASS OF SECURITIES
              Common Stock, $1.00 par value
      (e)     CUSIP NUMBER
              908908-106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      [ ]     (a)  BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT.
      [x]     (b)  BANK, AS DEFINED IN SECTION 3(a)19 OF THE ACT.
      [ ]     (c)  INSURANCE COMPANY AS DEFINED IN SECTION 3(a)(19) OF THE ACT.





                                        3 of 6

         [ ] (d) INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE INVESTMENT COMPANY ACT.

         [ ] (e) INVESTMENT ADVISOR REGISTERED UNDER SECTION 203 OF THE INVESTMENT ADVISERS ACT OF 1940.

         [ ] (f) EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SECTION 240.13d-1(b)(1)(II)(F).

         [ ] (g) PARENT HOLDING COMPANY, IN ACCORDANCE WITH SECTION 240.13d-1(b)(ii)(G).

                 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b)(2), CHECK THIS BOX [ ]

ITEM 4.  OWNERSHIP

         (a)     AMOUNT BENEFICIALLY OWNED

                 540,225(1)

         (b)     PERCENT OF CLASS

                 13.1%

         (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (i)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE

                          9,000

                 (ii)     SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                          442,467

                 (iii)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                          9,000

                 (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                          OF

                          None

INSTRUCTION: FOR COMPUTATIONS REGARDING SECURITIES WHICH RESPECT A RIGHT TO ACQUIRE AN UNDERLYING SECURITY SEE RULE 13d-3(d)(1).





________________________

1 The amount of securities reported as beneficially owned consists of 540,225 shares of the Issuer's common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trust and other accounts. The Reporting Person disclaims beneficial ownership of all such shares and this report shall not be construed as an admission of beneficial ownership for the purposes of Section 13 or any other purpose.

                                    4 of 6

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         The amount of securities reported as beneficially owned consists of shares of the Issuer's common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trusts and other accounts. The Reporting Person is not aware of any person or group of persons who own more than five percent of the Issuer's common stock and for whom the Reporting Person serves as sole or co-fiduciary, except that the Reporting Person is trustee over the Company's Employee Stock Ownership Plan ("ESOP"), and in such capacity exercises sole investment and voting control over 8,451 shares of the Issuer's common stock held by the ESOP not yet allocated to individuals' accounts, and exercises shared voting and no investment power over 442,467 shares which are allocated to individuals' accounts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                                     5 of 6

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  October 7, 1996
                                  Date

                                  UnionBank, Streator, Illinois, an
                                  ---------------------------------------
                                  Illinois state bank


                         By:      /s/ R. Scott Grigsby
                                  ---------------------------------------
                                  R. Scott Grigsby, its Chief Executive Officer





                                    6 of 6